Mail Stop 6010

June 12, 2008

Harry S. Palmin
President and Chief Executive Officer
Novelos Therapeutics, Inc.
One Gateway Center, Suite 504
Newton, MA 02458

Re: Novelos Therapeutics, Inc.
Registration Statement on Form S-1
Filed June 3, 2008
File Number 333-151396

Dear Mr. Palmin:

        This is to advise you that we have limited our review of the above referenced registration statement to only the issues identified below. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-1

Information Incorporated by Reference, page 39

1. We note that you are incorporating by reference to your 2007 Form 10-K in lieu of providing the required financial statements and related disclosure in the text of the Form S-1. However, it is unclear whether you meet the requirements of Section VII of the Instructions to the Form S-1, which requires, among other things, that a registrant is not and has not been during the last three years a "registrant for an offering of penny stock." More specifically, we note that the last reported sale price of your common stock on

June 2, 2008 was $.60 per share. We also note that you registered a secondary offering of up to $12 million of common stock on Form SB-2 (File No. 333-143263), which was declared effective in September 2007. It appears the sale price of your common stock on the date prior to your filing of pre-effective amendment number 3 to the Form SB-2 was $.74 per share. Please provide us with a detailed analysis as to why you believe you are eligible to incorporate by reference the items required by Form S-1. In the alternative, please amend your filing to include in the Form S-1, all of the required items, including your audited financial statements and related disclosure.

* * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Song Brandon at (202) 551-3621, or me at (202) 551-3715 with any other questions.

Sincerely,

Jeffrey Riedler
Assistant Director

cc: Paul Bork, Esq.
       Foley Hoag LLP
       155 Seaport Boulevard
       Boston, MA 02110